FORM 5



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  ANNUAL STATEMENT OF CHANGES IN ENEFICIAL OWNERSHIP


(  ) Check this box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).
(  ) Form 3 Holdings Reported
(  ) Form 4 Transactions Reported


1.Name and Address of                2. Issuer Name and Ticker or Trading Symbol
  Reporting Person                            THE SHAW GROUP INC. (SGR)

  HOYLE        DAVID          W.
(Last)         (First)      (Middle)

  316 S. MARIETTA STREET
           (Street)

GASTONIA            NC             28052
----------------------------------------------
(City)             (State)              (Zip)

3. IRS or Social Security          4.  Statement for Month/Year
   Number of Reporting                        08/99
   Person (Voluntary)

5. If Amendment, Date of Original
   (Month/Year)

6. Relationship of Reporting Person to Issue
   (Check all applicable)

     X     Director                 10% Owner
           Officer                  Other (specify below)
           (give title below)

7.  Individual or Joint/Group Reporting (Check Applicable Line)
    (x)  Form filed by One Reporting Person
    ( )  Form filed by More than One Reporting Person



 Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title    2.Trans- 3.Trans- 4.Securities    5.  Amount   6.Owner- 7. Nature of
   of         action   action   Acquired (A)     of Secu-    ship       Indirect
  (Instr.3)   Date     Code     or Disposed      rities      Form:    Beneficial
              Month/   (Instr.  posed of         Benefi-     Direct   Ownership
              Day/      8)      of (D)           ficially    (D) or
              Year)                              Owned at    In-
                                                 End of      direct
                                                 Fiscal
                                     (A)         Year
                                      or
                       Code V  Amount(D) Price    (Instr.3
                                                     and 4   (Instr.4) (Instr.4)
                       ---- -  ------ -- -------  ---------  --------- ---------



===============================================================================

FORM 5 (continued)            Table II -- Derivative
                       Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)




1.  Title of        2. Conver-      3. Trans-     4.Trans-     5. Number of
    Deriv-             sion or         action       action        Derivative
    ative              Exercise        Date         Code          Securities
    Security           Price of                                  acquired (A)
    (Instr. 3)         Deriv-         (Month/                    or Disposed
                       ative           Day/                           of (D)
                       Security        Year)                     (Instr. 3,4
                                                                  and 5)








                                                                  (A)      (D)
------------------    -----------     ---------     -------       -----  ------
Non-Employee Director    22.375         1/23/98      A5           1,500
Stock Option
(Right to Buy)*



Non-Employee Director    15.3125        1/29/99       A           1,500
Stock Option
(Right to Buy)*

FORM 5 (continued)             Table II -- Derivative
                       Securities Acquired, Disposed of or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)





6. Date Exercisable  7.Title and   8. Price    9.Number     10.Owner-    11. Na-
   and Expiration      Amount of      of         of Deriv-     ship         ture
   Date                Underlying     Deriv-     ative         of         of In-
                       Securities     ative      Secur-        Deriv-     direct
   (Month/Day/        (Instr. 3       Secur-     ities         ative      Bene-
    Year)              and 4)         ity        Bene-         Secu-      ficial
                                      (Instr.    ficially      rity:      Own-
   Date     Expira-          Amount    5)        Owned         Direct     ership
   Exer-    tion      Title  or Number           at End        (D) or
   cisable  Date             of Shares           of            Indi-      (Instr
                                                 Year          rect(I)       .4)
                                                               (Instr
                                                (Instr.4)        .4)
 ======= =======  ===========  ======= =======  ==========    ========   =======
 1/23/99 1/23/08  Common Stock  1,500                1             D

 1/29/00 1/29/09  Common Stock  1,500                1             D




Explanation of Responses: * Annual Option automaticsally granted to Mr. Grigsby pursuant to the Company's 1996 Non-Employee Director Stock Option Plan upon his re-election to the CoOmpany's Board of Directors.

                    /s/ David W. Hoyle                             10/15/99
               ** Signature of Reporting Person                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.